

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 9, 2008

Mr. J. Kenneth Alley
Senior Vice President and Chief Financial Officer
Suncor Energy Inc.
112 – 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V5

     Re: **Suncor Energy Inc.**
             Form 40-F for Fiscal Year Ended December 31, 2007
             Filed March 4, 2008
             Response Letter Dated July 31, 2008
             File No. 001-12384

Dear Mr. Alley:

     We have completed our review of your Form 40-F and related filings, and have no further comments at this time.

                         Sincerely,

                         Christopher J. White
                         Branch Chief